Filed by Rexahn Pharmaceuticals, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Rexahn Pharmaceuticals, Inc. (SEC File No. 001-34079)
Commission File No. for the Related Registration Statement: 333-239702

Alliance Advisors LLC 200 Broadacres Drive, 3rd Fl. Bloomfield, NJ 07003 This is an Important Notice for Stockholders of Rexahn Pharmaceuticals, Inc. Rexahn Pharmaceuticals, Inc. will hold a Special Stockholder Meeting on Nov. 2, 2020 and your account is currently unvoted. The Board of Directors of Rexahn encourages you to vote. Your participation in the Special Meeting is important! At the Nov. 2 Special Meeting, Rexahn Stockholders are being asked to vote FOR Proposals to approve a business combination transaction between Rexahn and Ocuphire Pharma, Inc. — a privately held, clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of eye disorders. What can you do to ensure your account is voted? As a stockholder you can vote today by calling (855) 643-7453 to speak to a proxy voting specialist. Don’t delay, make the call today.

Vote your shares today:
call (855) 643-7453 to speak
to a proxy voting specialist.
A Special Meeting of Stockholders has been called for
November 2, 2020. Rexahn Stockholders are being asked to
support all Proposals to help effect a business combination
transaction between Rexahn and Ocuphire Pharma, Inc.
The Rexahn Board of Directors recommends
you vote FOR the following Proposals:
4 Proposal 1. To approve the issuance of shares of Rexahn common stock, $0.0001 par value per share, to stockholders of Ocuphire pursuant to the terms of the Agreement and Plan of Merger and Reorganization.
4 Proposal 2. To approve the plan to effect a reverse stock split of Rexahn common stock, at a ratio ranging from 1-for-3 to 1-for-5.
4 Proposal 3. To change the corporate name from “Rexahn Pharmaceuticals, Inc.”
to “Ocuphire Pharma, Inc.”
4 Proposal 4. To approve the adoption of the Ocuphire Pharma, Inc.
2020 Equity Incentive Plan.
4 Proposal 5. To approve the issuance of: (1.) shares of Rexahn common stock to be issued in the Pre-Merger Financing, and (2.) the issuance of additional shares of Rexahn common stock that may be issued
following the closing of the Pre-Merger Financing.
4 Proposal 6. To approve an adjournment of the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of
Proposal Nos. 1, 2, 3, 4 or 5.
As a Rexahn Pharmaceuticals, Inc.
Stockholder your vote matters
now more than ever.